Execution Copy

SECURITIES PURCHASE AGREEMENT

BETWEEN

CHINA ELECTRONIC HOLDINGS, INC.

AND

PROFESSIONAL OFFSHORE OPPORTUNITY FUND, LTD

DATED

January 30, 2008

SECURITIES PURCHASE AGREEMENT

This **SECURITIES PURCHASE AGREEMENT** (the "**Agreement**") is made and entered into as of the 30th day of January between **CHINA ELECTRONIC HOLDINGS, INC.** corporation (the "**Company**"), and **PROFESSIONAL OFFSHORE OPPORTUNITY FUND, LTD,** a company organized under the laws of the British Virgin Islands (the "**Investor**").

RECITALS:

WHEREAS, the Investor wishes to purchase from the Company, upon the terms and subject to the conditions of this Agreement, for the Purchase Price, as hereinafter defined, an aggregate of (i) Three Hundred Forty Three Thousand Seven Hundred and Fifty (343,750) shares of the Company's Series A Convertible Preferred Stock, par value $.00001 per share ("**Series A Preferred Stock**"), with each share of Series A Preferred Stock being initially convertible into one share of the Company's common stock, par value $.00001 per share ("**Common Stock**"), subject to adjustment, (ii) common stock purchase warrants (the "**Warrants**") to purchase One Million (1,000,000) shares of Common Stock at an exercise price of One Dollar ($1.00) per share;

WHEREAS, the parties intend to memorialize the purchase and sale of the Series A Preferred Stock and the Warrants;

NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Article 1

INCORPORATION BY REFERENCE AND DEFINITIONS

1.1 Incorporation by Reference. The foregoing recitals and the exhibits and schedules attached hereto and referred to herein, are hereby acknowledged to be true and accurate, and are incorporated herein by this reference.

1.2 Supersedes Other Agreements. This Agreement, to the extent that it is inconsistent with any other instrument or understanding among the parties, shall supersede such instrument or understanding to the fullest extent permitted by law. A copy of this Agreement shall be filed at the Company's principal office.

1.3 Certain Definitions. For purposes of this Agreement, the following capitalized terms shall have the following meanings (all capitalized terms used in this Agreement that are not defined in this Article 1 shall have the meanings set forth elsewhere in this Agreement):

1.3.1 "**4.9% Limitation**" has the meaning set forth in Section 2.1.4 of this Agreement.

1.3.2 "**1933 Act**" means the Securities Act of 1933, as amended.

1.3.3 "**1934 Act**" means the Securities Exchange Act of 1934, as amended.

1.3.4 "**Affiliate**" means a Person or Persons directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with the Person(s) in question. The term "control," as used in the immediately preceding sentence, means, with respect to a Person that is a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of such controlled corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such controlled Person.

1.3.5 "**Articles**" means the Certificate of Incorporation of the Company, as the same may be amended from time to time.

1.3.6 "**Authorized Stock Proviso**" has the meaning set forth in Section 4.4.3 of this Agreement.

1.3.7 "**Board of Directors**" means the Board of Directors of the Company

1.3.8 "**Bylaws**" means the Bylaws of the Company, as the same may be amended from time to time.

1.3.9 "**Certificate of Designation**" means the Certificate of Designations, Preferences and Rights, with respect to the Series A Preferred Stock. The Certificate of Designation shall be in substantially the form of **Exhibit A** to this Agreement.

1.3.10 "**Closing**" means the consummation of the purchase and sale of the Series A Preferred Stock and the Warrants .

1.3.11 "**Closing Date**" means the date on which the payment of the Purchase Price (as defined herein) by the Investor to the Company is received by the Company and the Investor purchases the Series A Preferred Stock and Warrants pursuant to this Agreement.

1.3.12 "**Common Stock**" means the Company's common stock par value $.00001 per share.

1.3.13 "**Conversion Price**" means $.80 per share of the Series A Preferred Stock as adjusted as provided in the Certificate of Designation.

1.3.14 "**Delaware Act**" means the Delaware General Corporation Law, as amended.

1.3.15 "**Exempt Issuance**" means the issuance of (a) shares of Common Stock or options to employees, officers, directors and consultants of the Company pursuant to any stock or option plan up to a maximum of Twenty Percent (20%) of the issued and outstanding Common Stock of the Company, on a fully diluted basis, (b) Shares upon the conversion or exercise of the Series A Preferred Stock or Warrants and any additional Shares issued pursuant to the Transaction Documents, or(c) securities issued pursuant to acquisitions, licensing agreements, or other strategic transactions provided, however, that any such issuance shall only be to a Person which is, itself or through its subsidiaries, an operating company in a business which the Board of Directors reasonably believes is beneficial to the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

1.3.16 "**GAAP**" means United States generally accepted accounting principles consistently applied.

1.3.17 "**Governing Documents**" means the Articles and Bylaws of the Company or any Subsidiary, as the context requires.

1.3.18 "**Make Good Escrow Provision**" means the provisions of a make good escrow which shall be contained in the Qualifying Financing Agreement.

1.3.19 "**Material Adverse Effect**" means any adverse effect on the business, operations, properties or financial condition of the Company or any of its Subsidiaries that is material and adverse to the Company and its Subsidiaries taken as a whole and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company or any Subsidiary to perform any of its material obligations under this Agreement, the Registration Rights Agreement or the Warrants or to perform its obligations under any other material agreement.

1.3.20 "**Person**" means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

1.3.21 "**Preferred Stock**" means the Company's authorized preferred stock, par value $.00001 per share.

1.3.22 "**PIPE Security**" meant the class of securities issued to the investors executing the Qualifying Financing Agreement.

1.3.23 "**Purchase Price**" means the Two Hundred and Seventy-Five Thousand ($275,000) Dollars to be paid by the Investor to the Company for the Series A Preferred Stock and Warrants.

1.3.24 "**Qualifying Financing Agreement**" means a financing agreement in an amount equal to or greater than Seven Million Five Hundred Thousand ($7,500,000) Dollars between a Qualifying

Shell Company and investors; the closing of which is subject to the consummation of a Qualifying Reverse Merger.

1.3.25 "**Qualifying Reverse Merger**" means a merger, share exchange, asset sale, or other transaction whereby the Company becomes the operating company of a Qualifying Shell Company and the Company, or its subsidiary or affiliate has signed such agreements with An Hui Guoying Electronic, Ltd. ("Gouying") that causes the Company to have the right to treat Guoying as a subsidiary for accounting purposes.

1.3.26 "**Qualifying Shell Company**" means a shell company as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, that is listed on a Trading Market.

1.3.27 "**Registration Rights Agreement**" means the registration rights agreement between the Investor and the Company in substantially the form of **Exhibit B** to this Agreement.

1.3.28 "**Restricted Stockholders**" shall have the meaning set forth in Section 6.13 of this Agreement.]

1.3.29 "**Restriction Termination Date**" shall mean twelve (12) months from the closing date of a Qualifying Financing Agreement.

1.3.30 "**Rule 144**" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

1.3.31 "**Surviving Company**" means the surviving Qualifying Shell Company after consummation of a Qualifying Reverse Merger.

1.3.32 "**Surviving Company Common Stock**" means common stock of the Surviving Company.

1.3.33 "**Securities**" means the shares of Series A Preferred Stock, the Warrants and the Shares.

1.3.34 "**SEC**" means the Securities and Exchange Commission.

1.3.35 "**Series A Preferred Stock**" means the shares of Series A Preferred Stock having the rights, preferences and privileges and subject to the limitations set forth in the Certificate of Designation.

1.3.36 "**Shares**" means, collectively, the shares of Common Stock issued or issuable (i) upon conversion of the Series A Preferred Stock and (ii) upon exercise of the Warrants.

1.3.37 "**Subsidiary**" means an entity in which the Company and/or one or more other Subsidiaries directly or indirectly own either 50% of the voting rights or 50% of the equity interests.

1.3.38 "**Subsequent Financing**" means any offer and sale of shares of Preferred Stock or debt that is initially convertible into shares of Common Stock or otherwise senior or superior to the Series A Preferred Stock.

1.3.39 "**Trading Market**" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NASDAQ Global Select Market, NASDAQ Global Market, NASDAQ Capital Market, the American Stock Exchange, the New York Stock Exchange, the or the OTC Bulletin Board.

1.3.40 "**Transaction Documents**" means this Agreement, all schedules and exhibits attached hereto, the Certificate of Designation, the Warrants and the Registration Rights Agreement and all other documents and instruments to be executed and delivered by the parties in order to consummate the transactions contemplated hereby.

1.3.41 "**Warrant**" shall have the meaning in the Recitals hereto, substantially the form of **Exhibit C** to this Agreement.

1.4 All references in this Agreement to "herein" or words of like effect, when referring to preamble, recitals, article and section numbers, schedules and exhibits shall refer to this Agreement unless otherwise stated.

Article 2

SALE AND PURCHASE OF SECURITIES; PURCHASE PRICE

2.1 Sale of Securities.

2.1.1 Upon the terms and subject to the conditions set forth herein, and in accordance with applicable law, the Company agrees to sell to the Investor, and the Investor agrees to purchase from the Company, on the Closing Date Thre e Hundred Forty Three Thousand Seven Hundred and Fifty (343,750) shares of Preferred Stock and the Warrants for the (the "**Purchase Price**") of Two Hundred Seventy Five Thousand Dollars ($275,000). The Purchase Price shall be paid by the Investor to the Company on the Closing Date by a wire transfer of the Purchase Price into an account designated by the Company in writing to the Investor. The Company shall cause the Series A Preferred Stock and the Warrant to be issued to the Investor upon the written confirmation receipt of the Purchase Price. The Company shall register the Shares pursuant to the terms and conditions of the Registration Rights Agreement.

2.1.2 Each share of Series A Preferred Stock shall initially be convertible by the Investor into Three Hundred Forty Three Thousand Seven Hundred and Fifty (343,750) shares of Common

Stock; subject to adjustments as provided in the Certificate of Designations and subject to the 4.9% Limitation.

2.1.3 Upon execution and delivery of this Agreement and the Company's receipt of the Purchase Price from the Investor, the Company shall issue to the Investor the Warrant to purchase an aggregate of One Million (1,000,000) shares of Common Stock at an exercise price of One ($1.00) Dollar per share, subject to adjustment, pursuant to the terms and conditions of the Warrant.

2.1.4 Except as expressly provided in the Certificate of Designation and the Warrants, the Investor shall not be entitled to convert the Series A Preferred Stock into shares of Common Stock or to exercise the Warrants to the extent that such conversion or exercise would result in beneficial ownership by the Investor and its Affiliates of more than 4.9% of the then outstanding number of shares of Common Stock on such date after giving effect to such conversion or exercise. For the purposes of this Agreement, beneficial ownership shall be determined in accordance with Section 13(d) of the 1934 Act, and Regulation 13d-3 thereunder. The limitation set forth in this Section 2.1.4 is referred to as the "**4.9% Limitation**."

Article 3

CLOSING DATE AND DELIVERIES AT CLOSING

3.1 Closing Date. The Closing of the transactions contemplated by this Agreement, unless expressly determined herein, shall be on the date of execution of this Agreement, and may be done at a location in New York selected by the parties or by a closing by facsimile with originals to follow (the "**Closing Date**").

3.2 Deliveries by the Company. In addition to and without limiting any other provision of this Agreement, the Company agrees to deliver, or cause to be delivered, to the Escrow Agent under the Closing Escrow Agreement, the following:

(a) At or prior to Closing, an executed Agreement with all exhibits and schedules attached hereto;

(b) At the Closing, shares of Series A Preferred Stock and Warrants in the name of the Investor in the numbers set forth in Schedule A to this Agreement;

(c) The executed Registration Rights Agreement;

(d) Evidence of approval by the Board of Directors of this Agreement and other Transaction Documents and the transactions contemplated hereby and thereby;

(e) Good standing certificate from the Secretary of State of the State of Delaware;

(f) Copy of the Company's Articles and the Certificate of Designation, as currently in effect, certified by the Secretary of State of the State of Delaware;

(g) An opinion from the Company's legal counsel, Guzov Ofsink, LLC, concerning this Agreement and other Transaction Documents and the transactions contemplated hereby and thereby in form attached hereto as **Exhibit D**; and

(h) Written payment instructions from the Company to the Investor.

3.3 Deliveries by the Investor. In addition to and without limiting any other provision of this Agreement, the Investor agrees to deliver, or cause to be delivered, to the Company, the following:

(a) The Purchase Price;

(b) The executed Agreement with all exhibits and schedules attached hereto;

(c) The executed Registration Rights Agreement; and

(d) Evidence of approval by the governing body of the Investor of this Agreement and other Transaction Documents and the transactions contemplated hereby and thereby .

3.4 Further Assurances. The Company and the Investor shall, upon request, on or after the Closing Date, cooperate with each other by furnishing any additional information, executing and delivering any additional documents and/or other instruments and doing any and all such things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor, as set forth below. The Investor is entering into this Agreement in reliance on the representations and warranties set forth in this Agreement and no reliance is being placed on oral representations, if any, that may have been made prior to the execution and delivery of this Agreement.

4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified to do business in any other jurisdiction where the nature of the businesses conducted by it or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified will not have a Material Adverse Effect on the business, operations, properties, assets, financial condition or results of operation of the Company and its Subsidiaries taken as a whole.

4.2 Capitalization.

4.2.1 The authorized and outstanding capital stock of the Company as of the date of this Agreement and as adjusted to reflect the issuance and sale of the Securities pursuant to this Agreement and the other Transaction Documents is set forth in **Schedule 4.3.1** to this Agreement. **Schedule 4.3.1** also lists all shares issuable pursuant to employment, consulting and other services agreements, acquisition agreements, options and equity-based incentive plans, debt securities, convertible securities, warrants, financing or business relationships as well as each agreement, plan, arrangement or understanding pursuant to which any shares of any class of capital stock may be issued (except for Shares issuable hereunder or under the other Transaction Documents), a copy of each of which has been provided to the Investor.

4.2.2 All shares of capital stock described above to be issued have been duly authorized and when issued, will be validly issued, fully paid and non-assessable and free of preemptive rights.

4.2.3 Except pursuant to this Agreement, the other Transaction Documents and as set forth in **Schedule 4.3.1,** as of the date hereof, there are no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of the Company, or agreements, understandings or arrangements to which the Company is a party, or by which the Company is or may be bound, to issue additional shares of its capital stock or options, warrants, scrip or rights to subscribe for, calls or commitment of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of any class of its capital stock. The Company agrees to inform the Investor in writing of any additional warrants or other awards granted prior to the Closing Date.

4.4 Authority.

4.4.1 The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Securities, the Registration Rights Agreement, and any other Transaction Document to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Securities, the Registration Rights Agreement, and any other Transaction Documents to which the Company is a party, have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company is necessary to authorize this Agreement or any other Transaction Document or to consummate the transactions contemplated hereby and thereby except as disclosed in this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights and except that any granting of equitable relief is in the discretion of the court.

4.4.2 The Securities, when issued pursuant to this Agreement, will constitute the legal, valid, and binding obligations of the Company enforceable against the Company in accordance with its terms,

except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights and except that any granting of equitable relief is in the discretion of the court. The Certificate of Designation has been approved by the Board of Directors. Upon the filing of the Certificate of Designation, the Series A Preferred Stock, when issued, will be duly and validly authorized and issued, fully paid and non-assessable. The Warrants constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights and except that any granting of equitable relief is in the discretion of the court. All the Securities, when so issued, will be free and clear of all liens, charges, claims, options, pledges, restrictions, preemptive rights, rights of first refusal and encumbrances whatsoever (other than those, if any, incurred by the Investor).

4.4.3 Notwithstanding any contrary representations and warranties, no representation is made with respect to the ability of any Investor to convert the Series A Preferred Stock or exercise any Warrant if and to the extent that the conversion price of the Series A Preferred Stock, as defined in the Certificate of Designation, or the number of shares of Common Stock issuable upon exercise of the Warrants would result in the issuance of a number of shares of Common Stock which is greater than the amount by which the authorized shares of Common Stock exceeds the sum of the outstanding Common Stock and the shares of Common Stock reserved for issuance pursuant to outstanding agreements and outstanding options, warrants, rights, convertible securities and other securities upon the exercise or conversion of which (or pursuant to the terms of which) additional shares of Common Stock may be issuable (the foregoing proviso being referred to as the "**Authorized Stock Proviso**").

4.5 **No Conflict; Required Filings and Consents**. Neither the issuance of the Securities, nor the execution and delivery of this Agreement and other Transaction Documents by the Company and the performance by the Company of its obligations hereunder and thereunder will: (i) conflict with or violate the Company's or any Subsidiary's Governing Instruments; (ii) conflict with, breach or violate any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "**Laws**") in effect as of the date of this Agreement and applicable to the Company or any Subsidiary; or (iii) result in any breach of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to any other entity any right of termination, amendment, acceleration or cancellation of, require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets is bound, other than (with respect to clauses (i), (ii) and (iii) above) such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens that would not, in the aggregate, have a Material Adverse Effect and except to the extent that stockholder approval may be required as a result of the Authorized Stock Proviso, in which event, the Company will seek stockholder approval to effect an increase in the authorized Common Stock sufficient to enable the Company to be in compliance with this Section 4.5.

4.6 Financial Statements. Interim Financials. Attached hereto as **Schedule 4.6** is a true and complete copy of preliminary, unaudited financial statements summarizing the financial results of operation of the Company for the twelve-month period ended December 31, 2007 (the "***Financial Statements***"). The Financial Statements are true and correct in all material respects, and fairly present the Company's operating income and financial condition at such date and for the period then ended, subject to normal and immaterial year-end adjustments and the absence of footnotes. None of the Financial Statements understated the true costs and expenses of conducting the Company's business, failed to disclose any material contingent liabilities, or inflated the revenue of the Company because of the provision of services or the bearing of costs or expenses or the payment of fees or for any other reason in a material respect.

4.7 Compliance with Applicable Laws. Neither the Company nor any Subsidiary is in violation of, or, to the knowledge of the Company is under investigation with respect to, or has been given notice or has been charged with the violation of, any Law of a governmental agency, except for violations which individually or in the aggregate do not have a Material Adverse Effect.

4.8 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

4.9 Litigation. To the knowledge of the Company, no litigation, claim, or other proceeding before any court or governmental agency is pending or to the knowledge of the Company, threatened against the Company, the prosecution or outcome of which may have a Material Adverse Effect.

4.10 Exemption from Registration. Subject to the accuracy of the Investor's representations in Article V of this Agreement, except as required pursuant to the Registration Rights Agreement, the sale of the Series A Preferred Stock and Warrants by the Company to the Investor will not require registration under the 1933 Act. When issued upon conversion of the Series A Preferred Stock or upon exercise of the Warrants in accordance with their terms, the shares of Common Stock underlying the Series A Preferred Stock and the Warrants will be duly and validly authorized and issued, fully paid, and non-assessable. The Company is issuing the Series A Preferred Stock and the Warrants in accordance with and in reliance upon the exemption from registration afforded, inter alia, by Rule 506 under Regulation D as promulgated by the SEC under the 1933 Act, and/or Section 4(2) of the 1933 Act.

4.11 No General Solicitation or Advertising in Regard to this Transaction. Neither the Company nor any of its Affiliates nor, to the knowledge of the Company, any Person acting on its or their behalf (i) has conducted or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D as promulgated by the SEC under the 1933 Act) or general advertising with respect to the sale of the Series A Preferred Stock or Warrants, or (ii) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Series A Preferred Stock or Warrants under the 1933 Act, except as required herein and the other Transaction Documents.

4.12 No Material Adverse Effect. Since December 31, 2007, no event or circumstance resulting in a Material Adverse Effect has occurred or exists with respect to the Company. No material supplier or customer has given notice, oral or written, that it intends to cease or reduce the volume of its business with the Company from historical levels. Since December 31, 2007, no event or circumstance has occurred or exists with respect to the Company or its businesses, properties, operations or financial condition, that, under any applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed in writing to the Investor.

Article 5

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor represents and warrants to the Company as of the date hereof and as of Closing Date as set forth below:

5.1 Concerning the Investor. The state in which any offer to purchase shares hereunder was made or accepted by the Investor is the state shown as the Investor's address. The Investor was not formed for the purpose of investing solely in the Securities.

5.2 Authorization and Power. The Investor has the requisite corporate power and authority to execute and deliver this Agreement, the Registration Rights Agreement, and any other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Investor and the consummation by the Investor of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Investor is necessary to authorize the foregoing agreements or to consummate the transactions contemplated hereby or thereby. This Agreement, the Registration Rights Agreement, the Escrow Agreement, the Closing Escrow Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by the Investor and at the Closing shall constitute legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights and except that any granting of equitable relief is in the discretion of the court.

5.3 No Conflicts. The execution, delivery and performance of this Agreement, the Registration Rights Agreement, and the other Transaction Documents to which the Investor is a party, and the consummation by the Investor of the transactions contemplated hereby or thereby or relating hereto or thereto do not and will not (i) result in a violation of the Investor's charter documents or bylaws where appropriate or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument to which the Investor is a party, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or

governmental agency applicable to the Investor or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a Material Adverse Effect on the Investor). The Investor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of the Investor's obligations under this Agreement, the Registration Rights Agreement, the Closing Escrow Agreement, and the other Transaction Documents to which the Investor is a party, or to purchase the Securities from the Company in accordance with the terms hereof.

5.4 Financial Risks. The Investor acknowledges that the Investor is able to bear the financial risks associated with an investment in the Securities being purchased by the Investor from the Company and that it has been given full access to such records of the Company and its Subsidiaries and to the officers of the Company and its Subsidiaries as it has deemed necessary or appropriate to conduct its due diligence investigation. The Investor is capable of evaluating the risks and merits of an investment in the securities being purchased by the Investor from the Company by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters and the Investor is capable of bearing the entire loss of its investment in the securities being purchased by the Investor from the Company.

5.5 Accredited Investor. The Investor is (i) an "accredited investor" as that term is defined in Rule 501 of Regulation D promulgated under the 1933 Act by reason of Rule 501(a)(3) and (6), (ii) experienced in making investments of the kind and under the terms and conditions described in this Agreement and the other Transaction Documents, (iii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement and the other Transaction Documents, (iv) able to afford the entire loss of its investment in the securities being purchased by the Investor from the Company.

5.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or Commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents based upon arrangements made by or on behalf of the Investor.

5.7 Knowledge of Company. The Investor and its advisors, if any, have been, upon request, furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the securities being purchased by the Investor from the Company. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries.

5.8 Risk Factors. The Investor understands that the Investor's investment in the securities being purchased by the Investor from the Company involves a high degree of risk. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the securities being purchased by the

Investor from the Company. The Investor warrants that the Investor is able to bear the complete loss of its investment in the securities being purchased by the Investor from the Company.

Article 5

COVENANTS OF THE COMPANY

6.1 **Reservation of Shares**. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, the maximum number of Shares for the purpose of enabling the Company to issue the shares issuable on conversion of the Series A Preferred Stock and on exercise of the Warrants without giving effect to any adjustments.

6.2 **Compliance with Laws**. The Company hereby agrees to comply in all material respects with the Company's reporting, filing and other obligations under the securities Laws.

6.3 **Use of Proceeds**. The Company will use the net proceeds from the sale of the Securities, after payment of fees and closing costs, for payment of legal fees, accounting fees and working capital.

6.4 **Right of Participation.**

6.4.1 In the event that the Company seeks to raise additional funds through a private placement of its securities, other than Exempt Issuances as to which this section does not apply (a "**Proposed Financing**"), for a period of eighteen months after the Closing provided that the Investor continues to beneficially own in the aggregate at least 75% of Series A Preferred Sock or the Common Stock issued thereunder, the Investor shall have the right to participate in such private placement at the offering price and on the terms and conditions contained therein so long as such participation does not exceed Twenty-Five (25%) of the amount raised in the Proposed Financing.

6.4.2 The terms on which the Investor shall purchase securities pursuant to the Proposed Financing shall be the same as such securities are purchased by other investors. The Company shall give the Investor the opportunity to participate in the offering by giving the Investor not less than ten (10) days notice (the "Notice Period") setting forth the terms of the Proposed Financing (the "Original Notice"). In the event that the terms of the Proposed Financing are changed in a manner which is more favorable to the other potential investors, the Company shall provide the Investor, at the same time as the notice is provided to the other potential investors, with a new ten (10) day notice setting forth the revised terms that are provided to the other potential investors.

6.4.3 In the event that the Investor does not exercise its right to participate in the Proposed Financing within the Notice Period, the Company may sell the securities in the Proposed Financing at a price and on terms which are no more favorable to the other potential investors than the terms provided to the Investor. If the Company subsequently changes the price or terms so that the price or other terms is more favorable to the other potential investors, the Company shall provide the Investor with the opportunity to purchase the securities on the revised terms in the manner set forth in this Section 6.4 of this Agreement

6.5 Price Adjustments.

6.5.1 The Company shall cause any Qualifying Financing Agreement to provide that from the closing date of the transactions contemplated by the Qualifying Financing Agreement to the Restriction Termination Date (except for Exempt Issuances as to which this Section 6.5 does not apply), if the Surviving Company closes on the sale or issuance of its common stock at a sale price, or warrants, options, convertible debt or equity securities with a exercise or conversion price per share that places a valuation of less than $16.2 million dollars on the Surviving Company, then the Surviving Company shall issue either,:

6.5.1.1 if the Investor elects to receive Surviving Company Common Stock in exchange for this Series A Preferred, such number of shares of Surviving Company Common Stock as if the Conversion Price of this Series A Preferred had been adjusted proportionately downward in an amount equal the actual valuation of the Surviving Company over $16,200,000; or

6.5.1.2 if the Investor elects to receive PIPE Securities in exchange for this Series A Preferred, such anti-dilution protection as provided to the holders of the PIPE Securities.

6.5.2 In the event the Qualifying Shell Company fails to receive a valuation of USD [$37,800,000, pursuant to the terms of a Qualifying Financing Agreement, the Conversion Price then in effect shall be reduced by Twenty Five (25%) Percent. The valuation of the Company shall be based on the issued and outstanding shares of the common stock of the Qualifying Shell Company immediately after the closing of the transactions contemplated by Qualifying Financing Agreement.

6.6 Conversion of Series A Preferred on Qualifying Reverse Merger. Pursuant to the provisions of the Certificate of Designations, the Investor shall have the right to either, convert this Series A Preferred into Common Stock and receive Surviving Company Common Stock or exchange this Series A Preferred into such number of shares of the PIPE Securities, or in the case of convertible debt, principal amount, as will convert to Three Hundred Forty Three Thousand Seven Hundred and Fifty (343,750) shares (the "Base Issuance") of Surviving Company Common Stock, based on Twenty Million Three Hundred Forty Three Thousand Seven Hundred and Fifty (20,343,750) shares of Surviving Company Common Stock issued and outstanding. The Base Issuance shall be adjusted by giving effect to Sections 6.5.1 and 6.5.2 hereof and then proportionately adjusted upward or downward based on a ratio, the numerator of which equals the actual number of issued and outstanding shares Surviving Company Common Stock immediately following the consummation of the Qualifying Reverse Merger less 20,343,750 and the denominator of which is 20,343,750.

6.7 Certificate of Designation. The Board of Directors has approved the Certificate of Designation. The Company shall file the Certificate of Designation with the Secretary of State of the State of Delaware prior to the Closing.

6.8 Stock Splits. Except as permitted or required under the Transaction Documents, all forward and reverse stock splits shall effect all equity and derivative holders proportionately.

6.9 Make Good Provision. The Proposed Financing shall contain a "make good provision" whereby management of the Surviving Company shall commit that Twenty One (21%) percent of total outstanding shares of the common stock of the Qualified Shell held by management after giving effect to the Qualified Reverse Merger shall be placed into an escrow account. I n the event the Surviving Company does not meet or exceed the Gross Revenue and Net Profit criteria in any fiscal year as set forth below, Thirty Three (33%) Percent of the total amount of shares initially placed such escrow account shall be released to the investors in the Proposed Financing on a *pro rata* basis, including without limitation the Investor. In the event that the Company achieves the targets set forth below in any fiscal year In the event the Surviving Company meets or exceeds the Gross Revenue and Net Profit criteria in any fiscal year as set forth below, Thirty Three (33%) Percent of the total amount of shares initially placed such escrow account shall be released to the management of the Surviving Company that so placed the share into the escrow account. The determination of actual Revenue and actual Net Profit shall be as show on the consolidated audited financial statements of the Surviving Company on its Form 10-K or Form 10-KSB prepare in accordance with GAAP. The shares shall be release within thirty (30) days of the date such annual report is filed with the Securities and Exchange Comisison.

Fiscal Year 2008 Gross Revenue	$44 Million US Dollars
Fiscal Year 2008 Net Profit	$6.9 Million US Dollars
Fiscal Year 2009 Gross Revenue	$66.7 Million US Dollars
Fiscal Year 2009 Net Profit	$10 Million US Dollars
Fiscal Year 2010 Gross Revenue	$100 Million US Dollars
Fiscal Year 2010 Net Profit	$13.3 Million US Dollars

6.10 Minimum Financial Requirement. The Company agrees that the financial statements of An Hui Guoying Electronic, Ltd., a company organized under the laws of the PRC(the "**Subsidiary Financial Statements**"), prepared in conformance with GAAP by is auditors shall meet or exceed the Gross Revenue and Net Profit criteria set forth below. In the event that the Subsidiary Financial Statements do not meet the Minimum Financial Standards, the Investor shall have the right, but not the obligation, to elect (the "**Option**") to receive $1,000,000 in liquidated damages (the "**Liquidated Damages**") for a breach of this provision. Upon payment of the Liquidated Damages, this Agreement and the Registration Rights Agreement shall immediately terminate without any further liability of the Company to the Investor and Series A Preferred Stock and Warrants shall be deemed immediately canceled. In the event that the Investor does not exercise its Option, it shall waive its rights to Liquidated Damages and this Agreement and the Registration Rights shall remain in full force and effect.

2006 Gross Revenue	$26.7	Million US Dollars
2006 Net Profit	$ 4.0	Million US Dollars
2007 Gross Revenue	$33.3	Million US Dollars
2007 Net Profit	$ 5.4	Million US Dollars

6.11 Registration Rights. The Company agrees that the Shares shall be registered with the Securities and Exchange Commission pursuant to the terms of the Registration Rights Agreement.

Article 7

COVENANTS OF THE INVESTOR

The Investor covenants and agrees with the Company as follows:

7.2 **Compliance with Law**. The Investor's trading activities with respect to Company's Common Stock will be in compliance with all applicable state and federal securities laws, rules and regulations and rules and regulations of any public market on which the Common Stock is listed.

7.3 **Transfer Restrictions**. The Investor acknowledges that (a) the Securities have not been registered under the provisions of the 1933 Act, and may not be transferred unless (i) subsequently registered thereunder or (ii) the Investor shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; and (b) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of said rule and further, if said rule is not applicable, any resale of such securities under circumstances in which the seller, or the person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder.

7.4 **Restrictive Legend**. The Investor acknowledges and agrees that the Securities shall bear a restrictive legend and a stop-transfer order may be placed against transfer of any such Securities except that the requirement for a restrictive legend shall not apply to Shares sold pursuant to a current and effective registration statement or a sale pursuant Rule 144.

7.5 **Cooperation**. The Investor shall reasonably cooperate with the Company to cause a Qualifying Reverse Merger to occur prior to the twelve (12) months following the date hereof.

Article 8

GENERAL PROVISIONS

8.1 **Transaction Costs** Except as otherwise provided herein, each of the parties shall pay all of his or its costs and expenses (including attorney fees and other legal costs and expenses and accountants' fees and other accounting costs and expenses) incurred by that party in connection with this Agreement thereby.

8.2 **Indemnification**.

8.2.1 The Investor agrees to indemnify, defend and hold the Company (following the Closing Date) and its officers, directors, representatives and agents harmless against and in respect of any and all

claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney's fees, that any of them shall incur or suffer, which arise out of or result from any breach of this Agreement by the Investor or failure by the Investor to perform with respect to the representations, warranties or covenants contained in this Agreement or in any exhibit or other instrument furnished or to be furnished under this Agreement.

8.2.2 The Company agrees to indemnify, defend and hold the Investor (following the Closing Date) harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney's fees, that it shall incur or suffer, which arise out of, result from or relate to any breach of this Agreement or failure by the Company to perform with respect to the representations, warranties or covenants contained in this Agreement or in any exhibit or other instrument furnished or to be furnished under this Agreement. In no event shall the Company or the Investor be entitled to recover consequential or punitive damages resulting from a breach or violation of this Agreement nor shall any party have any liability hereunder in the event of gross negligence or willful misconduct of the indemnified party. In the event of the failure of the Company to issue the Series A Preferred Stock and Warrants in violation of the provisions of this Agreement, the Investor, as its sole remedy, shall be entitled to pursue a remedy of specific performance upon tender into the Court an amount equal to the Purchase Price hereunder. This Section 8.2.2 shall not relate to indemnification under the Registration Rights Agreement.

8.3 **Headings.** The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4 **Entire Agreement.** This Agreement (together with the schedule, exhibits, and agreements and documents referred to herein) constitute the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

8.5 **Notices.** All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission or electronic mail followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

Sherri Li
87 Dennis Street
Garden City Park
NY 11040

With a copy to, which copy shall not constitute a notice to the Company

Guzov Ofsink, LLC
600 Madison
New York, New York 10022
Attention: Darren Ofsink
E-mail: dofsink@golawintl.com
Fax: (212) 688-7273

If to Investor:

at the address or telecopy number and to the attention of the person shown on the Company's stock register.

9,6 **Severability.** If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.7 **Binding Effect.** All the terms and provisions of this Agreement whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and assignees.

8.8 **Preparation of Agreement.** This Agreement shall not be construed more strongly against any party regardless of who is responsible for its preparation. The parties acknowledge each contributed to and is equally responsible for its preparation.

8.9 **Governing Law.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to applicable principles of conflicts of law.

8.10 **Jurisdiction; Waiver of Jury Trial. If any action is brought among the parties with respect to this Agreement or otherwise, by way of a claim or counterclaim, the parties agree that in any such action, and on all issues, the parties irrevocably waive their right to a trial by jury.** Exclusive jurisdiction and venue for any such action shall be the federal and state courts situated in the City, County and State of New York. In the event suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court if such party prevails on substantially all issues in dispute.

8.11 Preparation and Filing of Securities and Exchange Commission filings. The Investor shall reasonably assist and cooperate with the Company in the preparation of all filings with the SEC after the Closing Date due after the Closing Date.

8.12 Further Assurances, Cooperation. Each party shall, upon reasonable request by the other party, execute and deliver any additional documents necessary or desirable to complete the transactions herein pursuant to and in the manner contemplated by this Agreement. The parties hereto agree to cooperate and use their respective best efforts to consummate the transactions contemplated by this Agreement.

8.13 Survival. The representations, warranties, covenants and agreements made herein shall survive the Closing of the transaction contemplated hereby.

8.14 Third Parties. Except as disclosed in this Agreement, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties hereto and their respective administrators, executors, legal representatives, heirs, successors and assignees. Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

8.15 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall nay single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.16 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. A facsimile transmission or transmission via electronic mail of a PDF version of this signed Agreement shall be legal and binding on all parties hereto.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Investor and the Company have as of the date first written above executed this Agreement.

THE COMPANY:

CHINA ELECTRONIC HOLDINGS, INC.

By:__________________________________
Name: Sherry Xue Li
Title: President and Chief Executive Officer

INVESTOR:

PROFESSIONAL OFFSHORE OPPORTUNITY FUND, LTD

By:__________________________________
Name: Howard Berger
Title: Manager

Schedule A

Name and Address	Amount of Investment	Number of Shares of Series A Preferred Stock	$1.00 Warrants
Professional Traders Management, LLC [Address] Attn:			
	275,000	343,750	1,000,000